Filed by Simmons First National Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Southwest Bancorp, Inc.
Commission File No.: 001-34110

# Simmons First National Corporation

NASDAQ-GS: SFNC

## *Acquisition of*
## *First Texas BHC, Inc.*

Southwest Bank

January 23, 2017

# Forward-Looking Statements and Non-GAAP Financial Measures

Certain statements contained in this presentation may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "estimate," "expect," "foresee," "may," "might," "will," "would," "could" or "intend," future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to the Company's future growth, revenue, assets, asset quality, profitability and customer service, critical accounting policies, net interest margin, non-interest revenue, market conditions related to the Company's common stock repurchase program, allowance for loan losses, the effect of certain new accounting standards on the Company's financial statements, income tax deductions, credit quality, the level of credit losses from lending commitments, net interest revenue, interest rate sensitivity, loan loss experience, liquidity, capital resources, market risk, earnings, effect of pending litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this presentation in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors include, but are not limited to, changes in the Company's operating or expansion strategy, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability to maintain credit quality, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of the Company to collect amounts due under loan agreements, changes in consumer preferences, effectiveness of the Company's interest rate risk management strategies, laws and regulations affecting financial institutions in general or relating to taxes, the effect of pending or future legislation, the ability of the Company to repurchase its common stock on favorable terms, the ability to obtain regulatory approvals and meet other closing conditions to the acquisition, including approval by the shareholders of both the Company and First Texas BHC, Inc. ("First Texas") on the expected terms and schedule, delay in closing the acquisition, difficulties and delays in integrating the First Texas business or fully realizing cost savings and other benefits of the acquisition, business disruption following the acquisition, changes in interest rates and capital markets, inflation, customer acceptance of the Company's products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company's press releases and filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date of this Report, and we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this Report.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

**Non-GAAP Financial Measures**

This document contains financial information determined by methods other than in accordance with generally accepted accounting principles (GAAP). The company's management uses these non-GAAP financial measures in their analysis of the company's performance. These measures typically adjust GAAP performance measures to include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or nonrecurring transactions. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the company's core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

# Important Additional Information and Where to Find It

In connection with the proposed merger, Simmons First National Corporation "SFNC" will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Texas and SFNC, and a prospectus of SFNC, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SFNC AND FIRST TEXAS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY SFNC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about SFNC and First Texas, may be obtained at the SEC's Internet site (http://www.sec.gov), when they are filed by SFNC. You will also be able to obtain these documents, when they are filed, free of charge, from SFNC at www.simmonsbank.com under the heading "Investor Relations". Copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: J. Burton Hicks, Investor Relations Officer, Telephone: (870) 541-1000 or to First Texas BHC, Inc., 2200 West 7th Street, Suite 112, Fort Worth, TX 76107, Attention: Lisanne Davidson, Telephone: (817) 298-5610..

SFNC, First Texas, and certain of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SFNC, and their respective ownership of SFNC common stock, is set forth in the proxy statement for SFNC's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2016. Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

# Simmons' Current Company Profile

- **Ticker: SFNC**
- **$8.4 Billion** Total Assets
- **$1.9 Billion** Market Cap
- **4 State Footprint**
- **Since 1903**


Kansas
Missouri
Arkansas
Tennessee

- **History of strong asset quality**
- **Excellent non-interest income** (non-banking business units)
- **Converted from a National Charter to a State Charter** (Fed Member Bank) *(March 2016)*
- **Ranked 12th Best Performing Regional Bank in U.S.** (1)
- **Ranked 39th in the U.S. on ABA's list of Top 100 Farm Lenders** (2)
- **Ranked 40th in the U.S. on SBA's list of Top 100 SBA Lenders** (3)

(1) Source: SNL Financial's list of the Best Performing Regional Banks in U.S. for 2015
(2) Source: American Bankers Association's list of the Top 100 Farm Lender Ranked by Dollar Volume (as of 6/30/16)
(3) Source: U.S. Small Business Administration's list of the Top 100 SBA Lenders Ranked by Number of Loans (as of 9/30/16)

# Pro Forma Franchise Footprint

| Pro Forma Branches | |
|---|---|
| Arkansas | 80 |
| Tennessee | 49 |
| Texas | 21 |
| Oklahoma | 19 |
| Missouri | 28 |
| Kansas | 7 |
| Colorado | 3 |
| **Total** | **206** |



SFNC (159)
OKSB (31)
SWB (16)
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
COLORADO
KANSAS
MISSOURI
KENTUCKY
WEST VIRGINIA
VIRGINIA
NORTH CAROLINA
NEW MEXICO
TEXAS
LOUISIANA
MISSISSIPPI
ALABAMA
GEORGIA
D/FW Metroplex:
Dallas
Garland
Plano
Irving
SWB (16)
OKSB (1)

Source: SNL Financial
Note: Branches pro forma for acquisitions of Hardeman County Investment Company, OKSB and SWB
Note: FDIC deposit data as of 6/30/16

# Strategic Acquisition

**Financially Attractive**

- Expected to be accretive in first full year of operation
- Expected to be accretive to tangible book value in approximately 4 years
    - Approximately 3 years in conjunction with the Hardeman/OKSB mergers
- Pro Forma total assets of approximately $13.5 billion[1]
- Deploys a portion of excess capital to generate ongoing earnings

**Low Risk Profile**

- Similar cultures and operating styles
- Vernon Bryant (SWB CEO) will be the Texas Regional Chairman within the announced Southwest Division of Simmons Bank. He will be primarily responsible for the banking operations in the Fort Worth metropolitan area and a key contributor to expansion strategies in Texas.
- Comprehensive due diligence and integration planning processes
- Strong pro forma capital ratios

**Strategic Value**

- Expands geographic footprint into Dallas-Ft. Worth metroplex
    - Scalable entry into attractive high growth market
- Attractive commercial lending expertise and organic growth profile
- SWB is ranked #6 by deposits in Tarrant County (Fort Worth), TX and is ranked #1 among independent Fort Worth based franchises

(1) Pro forma financial data includes acquisition of Hardeman County Investment Company, OKSB and SWB
Note: FDIC deposit data as of 6/30/16

# Stock Price Performance Since LOI (10/25/16 – 1/20/17)



U.S. Election
11/8/16
140%
135%
130%
125%
120%
115%
110%
105%
100%
95%
10/25/16
11/11/16
11/28/16
12/16/16
01/02/17
01/20/17
NASDAQ Bank
23.4%
SFNC
22.2%

Simmons First National Corporation

Source: Factset

# Transaction Overview

## Structure

- Simmons First National Corporation ("SFNC") to acquire 100% of the stock of First Texas BHC, Inc. (FTBHC), the holding company for Southwest Bank ("SWB")
- SWB is expected to be merged into Simmons Bank in the 4th Quarter of 2017

## Purchase Price

- **Deal value:** Approximately $462 million
- **Fixed cash consideration:** $70 million
- **Fixed stock consideration:** 6.5 million shares of SFNC stock
- **Implied consideration mix:** 85% stock and 15% cash

## Valuation Multiples

- Approximately 2.0x 2016 book value
- Approximately 2.4x 2016 tangible book value
- Approximately 24.8x 2016E earnings (1)
- Approximately 21.0x 2017E earnings (2)
- Approximately 13.9x 2018E earnings with synergies (3)

## Required Approvals & Closing

- Customary regulatory approval
- SFNC & FTBHC shareholder approval
- Expected closing in the 3rd Quarter of 2017

Note: Pricing data based on SFNC's closing price of $60.30 as of 1/20/17.

(1) Based on SWB's net income of $18.6 million for the twelve months ended 12/31/16

(2) Based on SWB's projected net income of $22.0 million for the twelve months ended 12/31/17

(3) Based on SWB's projected net income inclusive of synergies of $33.3 million for the twelve months ended 12/31/18

# Key Transaction Assumptions

| | |
|---|---|
| **Cost Savings** | • Expected non-interest expense savings of ~32% with 75% of such savings being achieved during 2018<br>• ~$17.0 million pre-tax per year |
| **Revenue Enhancements** | • None included in projections |
| **One-time Merger Related Cost** | • Approximately $9 million after-tax |
| **Institutional Repo Repurchase:** | • Redemption of $50 million in institutional repos, with an annual cost benefit of approximately $1 million after-tax |
| **Loan Mark** | • $2.1 million incremental to ALLL and acquired loan discounts<br>  • 1.09% of loans<br>  • 2,628% of NPLs<br>  • 112% of ALLL + acquired loan discounts |
| **Core Deposit Intangible** | • 1.85%, 15 year amortization |
| **Operation and conversion** | • Expected to close in Q3-2017<br>• Expect SWB to be converted and integrated into Simmons Bank in Q4-2017 |

# Financial Impact

| | | OKSB | SWB | Pro Forma |
|---|---|---|---|---|
| | | **Southwest Region Expansion** | | |
| Estimated GAAP[1] EPS Impact | 2017: | ~(5%) | ~(2%) | ~(7%) |
| | 2018 (partial year of cost savings): | ~+4% | ~+5% | ~+7% |
| | 2019 and thereafter: | ~+6% | ~+7% | ~+13% |
| Estimated Core[2] EPS Impact | 2017: | Neutral | Neutral | Neutral |
| | 2018 (partial year of cost savings): | ~+4% | ~+5% | ~+7% |
| | 2019 and thereafter: | ~+6% | ~+7% | ~+13% |
| Estimated TBVPS Impact | Initial TBVPS dilution: | ~(2)% | ~(4.5)% | ~(5.3)% |
| | TBVPS Earn back period: | Less than 2.5 years | ~3.75 years | ~3.0 Years |
| | Deal value paid in the form of cash: | 17% | 15% | |

| **Key Regulatory Capital Ratios** *(as of 9/30/16)* | **SFNC** | **Hardeman** *(pending)* (3) | **OKSB** *(announced)* (3) | **SWB** *(announced)* (3) | **Pro Forma at Close** (4) |
|---|---|---|---|---|---|
| TCE/TA | 9.5% | 10.7% | 10.9% | 9.3% | **8.4%** |
| Tier 1 Leverage Ratio | 11.6% | 10.1% | 13.1% | 10.1% | **9.9%** |
| Tier 1 Risk-based Capital Ratio | 14.9% | 15.2% | 14.0% | 10.2% | **11.9%** |
| Total Risk-based Capital Ratio | 15.5% | 15.9% | 15.2% | 12.2% | **12.3%** |
| CRE / Total Risk-based Capital | 150% | 133% | 228% | 364% | **221%** |

(1) 2017 GAAP EPS includes estimated merger related cost
(2) 2017 Core EPS excludes estimated merger related cost
(3) Source: SNL Financial
(4) Pro forma financial impact includes acquisition of Hardeman County Investment Company, OKSB and SWB

# Due Diligence

- Comprehensive credit due diligence process to review SWB's loan and OREO portfolios
- Excellent cooperation of SWB's management team
- Experienced loan review team, which has a good understanding of borrowers and local markets
- $1.2 billion of loans were reviewed, representing 78% of outstanding balances
- No OREO as of 1/20/17

# Overview of SWB

## SWB Footprint



Van Alstyne
Pilot Point
Alvord
Greenwood
Sanger
Anna
Celina
Aubrey
Melissa
Decatur
Stony
Denton
Prosper
McKinney
Corinth
Frisco
Boyd
Justin
The Colony
Allen
Lewisville
Plano
Wylie
Briar
Trophy Club
Eagle Mountain
Keller
Grapevine
Garland
Rockwall
Azle
University Park
Rowlett
Lakeside
Bedford
Irving
Dallas
Mesquite
Forest Hill
Duncanville
Seagoville
DeSoto
Cedar Hill
Lancaster
Combine
Midlothian
Joshua
Alvarado
Palmer
Waxahachie
Cleburne
Ennis
Byrd
Itasca
Italy
First Texas (16)

## Overview

- Founded in 1963
- Headquartered in Fort Worth, Texas
- Operates 16 branches in the Dallas / Fort Worth Metroplex
- Offers personal and business banking, wealth management and mortgage services

## Financial Highlights

| | |
|---|---|
| Headquarters | Fort Worth, TX |
| Year Established | 1963 |
| Branches | 16 |
| CEO | Vernon Bryant |
| Total Assets | $ 2,018,711 |
| Total Loans & Leases (Incl. HFS) | 1,758,879 |
| Total Deposits | 1,514,579 |
| Loans / Deposits | 116.1% |
| % Core Deposits | 94.7% |
| ROAA | 1.09% |
| ROAE | 9.60% |
| ROATCE | 11.58% |
| Net Interest Margin | 3.86% |
| Efficiency Ratio | 59.8% |
| NPAs / Assets | 0.14% |
| NPAs / Loans + REO | 0.16% |
| C&D Concentration | 106.1% |
| CRE Concentration | 363.6% |

Dollars in thousands
Source: SNL Financial
Data as of or for the three months ended 9/30/16
Note: Core deposits defined as total deposits less jumbo time deposits greater than $250,000

# Expansion into Attractive Markets

## '17 – '22 Projected Population Growth (%)



Southwest Bank
10.0%
8.4%
8.1%
8.1%
6.3%
4.4%
2.3%
3.8%
1.1%
2.8%
Austin
San Antonio
D/FW
Denver
Oklahoma City
Stillwater
Wichita
USA
SFNC
SFNC Pro Forma

## '17 – '22 Projected Median HHI Growth (%)



Southwest Bank
11.0%
9.6%
9.4%
7.8%
7.4%
6.1%
5.9%
7.3%
4.5%
5.8%
Oklahoma City
Stillwater
Denver
San Antonio
D/FW
Wichita
Austin
USA
SFNC
SFNC Pro Forma

## Projected 2022 Median Household Income ($)



Southwest Bank
$76,838
$70,417
$68,553
$62,535
$60,767
$57,253
$44,508
$61,639
$45,615
$49,807
Denver
Austin
D/FW
Oklahoma City
San Antonio
Wichita
Stillwater
USA
SFNC
SFNC Pro Forma

Source: SNL Financial
Deposit data as of 6/30/16
SFNC demographic data deposit weighted by county

# Attractive & Diverse Regional Footprint

## Southwest

- Footprint concentrated in high growth metropolitan areas
  - Deposit market share rank of #10 in OK
  - Deposit market share rank of #19 in DFW
- 50 branches with ~$3.4 billion total deposits
- Ongoing consolidation opportunities
- Commercial lending focus



SFNC (3)
OKSB (31)
SWB (16)
Denver
COLORADO
KANSAS
Wichita
Amarillo
Fort Worth
Dallas
TEXAS
Austin
San Antonio
Laredo

## Missouri and Arkansas

- Stable core deposit markets
  - Deposit market share rank of #21 in MO
  - Deposit market share rank of #6 in AR
- 107 branches with ~$4.7 billion total deposits
- Strong organic growth in St. Louis & Kansas City
- Community banking focus



SFNC (107)
Quincy
Kansas City
MISSOURI
Paragould
Memphis
Texarkana

## Tennessee

- Strong presence stretching across Tennessee
  - Deposit market share rank of #10 in TN
- 49 branches with ~$2.3 billion total deposits
- Community banking focus
- Commercial lending opportunity in Nashville & Knoxville



SFNC (49)

Source: SNL Financial
Note: FDIC deposit data as of 6/30/16

# Complementary Lines of Business and Future Expansion

| Lines of Business | Simmons First National Corporation | Southwest Bancorp, Inc. | Southwest Bank |
|---|---|---|---|
| Mortgage Banking | ✓ | ✓ | ✓ |
| Wealth Management & Trust | ✓ | | ✓ |
| Treasury Services | ✓ | ✓ | ✓ |
| SBA Lending Team | ✓ | | ✓ |
| Insurance | ✓ | | |
| Credit Cards | ✓ | ✓ | ✓ |
| Equipment Finance | ✓ | ✓ | ✓ |
| Mortgage Warehouse | | | ✓ |
| Healthcare Lending | | ✓ | |

# Simmons First National corporation

| Recent Acquisitions | | | | |
|---|---|---|---|---|
| **2013** | **2014** | **2015** | **2016** | **2017** [(1)] |
| $0.9B Metropolitan<br>*Central AR*<br>*(363 Bankruptcy)* | $0.4B Delta<br>*Arkansas* | $1.1B Liberty<br>*Springfield, MO* | $0.6B Citizens National<br>*East Tennessee* | $0.5B First South<br>*West Tennessee* |
| | | $1.9B First State<br>*Tennessee* | | $2.5B OKSB<br>*OK, TX, KS & CO* |
| | | $1.0B AUM<br>*Trust Co. of the Ozarks*<br>*Missouri* | | $2.0B SWB<br>*TX (DFW MSA)* |

## Proven Acquirer and Integrator



First Savings Bank of Arkansas
Financial Centers: 2
Dumas Bancshares, Inc.
Dumas State Bank
American Bancshares of Arkansas, Inc.
Lincoln Bankshares Inc.
BANK OF LINCOLN
NBC Bank Corp
NBC National Bank of Commerce
Alliance Bancorporation, Inc.
ALLIANCE BANK
Cross County Bancshares, Inc.
June 25, 2004
Bank of Little Rock
October 31, 2005
Truman Bank
TRUMAN BANK
Excel Bank
EXCEL
TCO
LIBERTY
FIRST SOUTH BANK
Q1 2017 Expected
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
First America Savings Bank
Home Federal Saving Association
Dermott State Bank Bancshares, Inc.
First Financial Banc Corporation
July 17, 2000
FIRST BANK OF ARKANSAS
First Bank of Arkansas, Russellville
First Bank of Arkansas, Searcy
Union Planters Corporation
November 21, 2003
Heartland Community Bank Bancshares, Inc.
Southwest Community Bank
Community Bank
Metropolitan National Bank
Metropolitan National Bank
Security Savings Bank
First State
Citizens National Bank
bankSNB
Q3 2017 Expected
Southwest Bank

# $10 Billion Threshold (Dodd-Frank)

**DFAST (Dodd-Frank Stress Test Act)**

As part of the Dodd-Frank financial reform legislation in 2010, financial institution's with total consolidated assets of more than $10 billion are required to conduct an annual stress test. SFNC is well underway in the preparation for the DFAST requirements. A GAP analysis has been prepared, the Audit and Compliance Groups have been strengthened, and the Company is preparing to invest in IT system requirements. SFNC's expected reporting timeline is:

| | |
|---|---|
| • "As-of" date for first stress test | December 31, 2019 |
| • First stress test reporting date | July 31, 2020 |
| • First public disclosure | October 15-31, 2020 |

**Durbin Amendment**

The Durbin amendment, passed as part of the Dodd-Frank, required the Federal Reserve to limit fees charged to retailers for debit card processing. For financial institution's with total of $10 billion or more as of December 31st, the debit card fees are reduced beginning on July 1st of the following year. Due to the acquisition of OKSB, SFNC expects to exceed the $10 billion threshold on December 31, 2017. The effective date for the impact of the Durbin Amendment is expected to be July 1, 2018. SFNC's estimated reduction in debit card fees per year is:

| | |
|---|---|
| • 2017 | $0 |
| • 2018 | $3.8million after-tax, or $0.08 per share (1) |
| • 2019 | $7.5 million after-tax, or $0.16 per share (1) |

Simmons First National Corporation

(1) Pro forma shares outstanding of approximately 46 million, which includes the acquisition of Hardeman County Investment Company, OKSB and First Texas BHC

# Summary

- Pro forma assets of $13.5 billion(1)
- $4.6 billion asset franchise in high growth Southwest markets throughout Texas, Oklahoma and Colorado
- Significantly enhances organic growth profile and expands future M&A opportunities
- Expected to be accretive to earnings per share within the first full year, while retaining strong capital position
- Integration experience and retention of local management helps achieve low execution risk
- We remain well-positioned for future opportunities

(1) Pro forma assets includes acquisition of Hardeman County Investment Company, OKSB and SWB

# SUPPLEMENTAL INFORMATION

# Pro Forma Loan Composition

## SFNC (1)



7%
22%
3%
5%
15%
13%
17%
5%
14%

| Loans ($000) | | |
|---|---|---|
| Construction & Land | $383,874 | 7% |
| 1-4 Family | 1,224,314 | 22% |
| Home Equity Loans | 174,636 | 3% |
| Multi-Family | 287,070 | 5% |
| CRE - Owner-Occupied | 857,724 | 15% |
| CRE - Income Producing | 727,141 | 13% |
| C&I | 945,526 | 17% |
| Agriculture | 285,751 | 5% |
| Consumer & Other | 803,704 | 14% |
| Total | $5,689,740 | 100% |

| Yield on Total Loans: | 4.86% |
|---|---|

## OKSB



0% 2%
11%
9%
2%
4%
17%
27%
29%

| Loans ($000) | | |
|---|---|---|
| Construction & Land | $206,672 | 11% |
| 1-4 Family | 162,459 | 9% |
| Home Equity Loans | 31,219 | 2% |
| Multi-Family | 71,335 | 4% |
| CRE - Owner-Occupied | 320,506 | 17% |
| CRE - Income Producing | 500,318 | 27% |
| C&I | 540,089 | 29% |
| Agriculture | 1,647 | 0% |
| Consumer & Other | 45,867 | 2% |
| Total | $1,880,112 | 100% |

| Yield on Total Loans: | 4.48% |
|---|---|

## SWB



13%
14%
12%
1%
2%
10%
32%
15%
1%

| Loans ($000) | | |
|---|---|---|
| Construction & Land | $245,238 | 14% |
| 1-4 Family | 213,294 | 12% |
| Home Equity Loans | 21,767 | 1% |
| Multi-Family | 34,087 | 2% |
| CRE - Owner-Occupied | 174,485 | 10% |
| CRE - Income Producing | 560,276 | 32% |
| C&I | 267,367 | 15% |
| Agriculture | 22,496 | 1% |
| Consumer & Other | 219,869 | 13% |
| Total | $1,758,879 | 100% |

| Yield on Total Loans: | 4.78% |
|---|---|

## Pro Forma



11%
9%
17%
2%
4%
15%
19%
19%
3%

| Loans ($000) | | |
|---|---|---|
| Construction & Land | $835,784 | 9% |
| 1-4 Family | 1,600,067 | 17% |
| Home Equity Loans | 227,622 | 2% |
| Multi-Family | 392,492 | 4% |
| CRE - Owner-Occupied | 1,352,715 | 15% |
| CRE - Income Producing | 1,787,735 | 19% |
| C&I | 1,752,982 | 19% |
| Agriculture | 309,894 | 3% |
| Consumer & Other | 1,069,440 | 11% |
| Total | $9,328,731 | 100% |

| Yield on Total Loans | 4.77% |
|---|---|

Dollars in thousands
Source: SNL Financial
(1) SFNC pro forma for acquisition of Hardeman County Investment Company
Data bank level as of 9/30/16

# Pro Forma Deposit Composition

## SFNC (1)



10%
7%
3%
11%
69%

| Deposits ($000) | | |
|---|---|---|
| Demand Deposits | $506,969 | 7% |
| NOW & Other | 218,458 | 3% |
| MMDA & Savings | 4,833,972 | 69% |
| Retail CDs | 736,391 | 11% |
| Jumbo CDs | 694,379 | 10% |
| Total Deposits | $6,990,169 | 100% |

| Cost of Total Deposits: | 0.24% |
|---|---|

## OKSB



5%
1%
18%
14%
62%

| Deposits ($000) | | |
|---|---|---|
| Demand Deposits | $95,766 | 5% |
| NOW & Other | 15,719 | 1% |
| MMDA & Savings | 1,216,859 | 62% |
| Retail CDs | 271,604 | 14% |
| Jumbo CDs | 347,976 | 18% |
| Total Deposits | $1,947,924 | 100% |

| Cost of Total Deposits: | 0.32% |
|---|---|

## SWB



10%
1%
28%
1%
59%

| Deposits ($000) | | |
|---|---|---|
| Demand Deposits | $430,879 | 28% |
| NOW & Other | 16,113 | 1% |
| MMDA & Savings | 889,642 | 59% |
| Retail CDs | 20,919 | 1% |
| Jumbo CDs | 157,026 | 10% |
| Total Deposits | $1,514,579 | 100% |

| Cost of Total Deposits: | 0.54% |
|---|---|

## Pro Forma



11%
10%
2%
10%
66%

| Deposits ($000) | | |
|---|---|---|
| Demand Deposits | $1,033,614 | 10% |
| NOW & Other | 250,290 | 2% |
| MMDA & Savings | 6,940,473 | 66% |
| Retail CDs | 1,028,914 | 10% |
| Jumbo CDs | 1,199,381 | 11% |
| Total Deposits | $10,452,672 | 100% |

| Cost of Total Deposits: | 0.30% |
|---|---|

Simmons First National Corporation

Dollars in thousands
Source: SNL Financial
(1) SFNC pro forma for acquisition of Hardeman County Investment Company
Data bank level as of 9/30/16

# Pro Forma Deposit Composition by State

## SFNC [1]



14%
1%
53%
32%

| Deposits ($000) | | |
|---|---|---|
| Arkansas | $3,697,837 | 53% |
| Tennessee | 2,251,407 | 32% |
| Missouri | 975,129 | 14% |
| Kansas | 66,052 | 1% |
| Total Deposits | $6,990,425 | 100% |

## OKSB



3%
7%
10%
80%

| Deposits ($000) | | |
|---|---|---|
| Oklahoma | $1,540,304 | 80% |
| Texas | 190,474 | 10% |
| Colorado | 49,531 | 3% |
| Kansas | 133,786 | 7% |
| Total Deposits | $1,914,095 | 100% |

## SWB



100%

| Deposits ($000) | | |
|---|---|---|
| Texas | $1,416,303 | 100% |
| Texas | $1,416,303 | 100% |

## Pro Forma



0%
16%
36%
15%
2%
9%
22%

| Deposits ($000) | | |
|---|---|---|
| Arkansas | $3,697,837 | 36% |
| Tennessee | 2,251,407 | 22% |
| Missouri | 975,129 | 9% |
| Kansas | 199,838 | 2% |
| Oklahoma | 1,540,304 | 15% |
| Texas | 1,606,777 | 16% |
| Colorado | 49,531 | 0% |
| Total | $10,320,823 | 100% |

Simmons First National Corporation

Dollars in thousands
Source: SNL Financial
(1) SFNC pro forma for acquisition of Hardeman County Investment Company
Note: FDIC deposit data as of 6/30/16

# SWB Historical Financials

| Dollars in Thousands | For the Year Ended December 31, 2012 | 2013 | 2014 | 2015 | For the Quarter Ended, 12/31/15 | 3/31/16 | 6/30/16 | 9/30/16 |
|---|---|---|---|---|---|---|---|---|
| **Balance Sheet** | | | | | | | | |
| Total Assets | $1,142,178 | $1,299,111 | $1,621,697 | $1,752,667 | $1,752,667 | $1,776,766 | $1,924,477 | $2,018,711 |
| Gross Loans (Excl. HFS) | 853,569 | 1,118,134 | 1,364,042 | 1,486,887 | 1,486,887 | 1,552,034 | 1,688,857 | 1,752,431 |
| Deposits | 811,472 | 984,724 | 1,252,976 | 1,356,429 | 1,356,429 | 1,360,798 | 1,407,935 | 1,514,579 |
| Total Equity | 140,823 | 146,664 | 186,537 | 236,598 | 236,598 | 211,317 | 217,749 | 221,900 |
| Gross Loans (Excl. HFS) / Deposits | 105.2 % | 113.5 % | 108.9 % | 109.6 % | 109.6 % | 114.1 % | 120.0 % | 115.7 % |
| Net Loans (Excl. HFS) / Assets | 73.8 | 85.2 | 83.3 | 84.0 | 84.0 | 86.5 | 86.9 | 86.0 |
| **Capital** | | | | | | | | |
| Tangible Common Equity / Tangible Assets | 6.48 % | 6.23 % | 7.52 % | 9.87 % | 9.87 % | 9.99 % | 9.55 % | 9.31 % |
| Tier 1 Leverage Ratio | 10.46 | 9.75 | 10.55 | 12.47 | 12.47 | 11.04 | 10.71 | 10.15 |
| Tier 1 Capital Ratio | 11.37 | 9.88 | 10.86 | 12.84 | 12.84 | 10.85 | 10.26 | 10.16 |
| Total Capital Ratio | 13.90 | 13.45 | 14.26 | 15.13 | 15.13 | 13.08 | 12.35 | 12.21 |
| **Asset Quality** | | | | | | | | |
| Nonperforming Loans (Incl. TDRs) | $5,363 | $2,705 | $2,197 | $1,446 | $1,446 | $2,232 | $236 | $725 |
| Nonperforming Assets (Incl. TDRs) | 7,291 | 2,705 | 2,827 | 1,446 | 1,446 | 2,232 | 2,582 | 2,871 |
| NPLs / Loans | 0.57 % | 0.24 % | 0.16 % | 0.10 % | 0.10 % | 0.14 % | 0.01 % | 0.04 % |
| NPAs / Assets | 0.64 | 0.21 | 0.17 | 0.08 | 0.08 | 0.13 | 0.13 | 0.14 |
| Reserves / NPLs | 188.2 | 425.4 | 621.2 | NM | NM | 687.6 | NM | NM |
| Reserves / Loans (Excl. HFS) | 1.18 | 1.03 | 1.00 | 1.01 | 1.01 | 0.99 | 0.96 | 0.97 |
| NCOs / Average Loans | 0.15 | 0.09 | 0.01 | 0.02 | 0.01 | (0.02) | 0.03 | (0.02) |
| **Earnings & Profitability** | | | | | | | | |
| Net Income to Common Shareholders | $4,697 | $8,441 | $10,667 | $14,913 | $4,182 | $3,739 | $4,399 | $5,271 |
| Net Interest Margin | 4.11 % | 4.18 % | 3.94 % | 3.81 % | 3.77 % | 3.83 % | 3.85 % | 3.86 % |
| Efficiency Ratio | 79.01 | 74.44 | 68.50 | 64.90 | 61.48 | 67.02 | 61.11 | 59.81 |
| Non-Interest Income / Avg. Assets | 1.24 | 1.01 | 0.73 | 0.80 | 0.82 | 0.72 | 0.82 | 0.76 |
| Non-Interest Expense / Avg. Assets | 4.24 | 3.78 | 3.10 | 2.88 | 2.73 | 2.94 | 2.76 | 2.67 |
| ROAA | 0.50 | 0.75 | 0.76 | 0.93 | 1.00 | 0.89 | 0.98 | 1.09 |
| ROAE | 3.63 | 6.09 | 6.95 | 7.46 | 7.54 | 6.93 | 8.24 | 9.60 |

Source: SNL Financial

# SWB Historical Balance Sheet Growth



Assets ($mm)
1,142
1,299
1,622
1,753
2,019
2012
2013
2014
2015
Q3'16



Deposits ($mm)
811
985
1,253
1,356
1,515
2012
2013
2014
2015
Q3'16



Total Loans & Leases ($mm)
941
1,122
1,368
1,496
1,759
2012
2013
2014
2015
Q3'16



Loans / Deposits (%)
116.0%
113.9%
109.2%
110.3%
116.1%
2012
2013
2014
2015
Q3'16

Source: SNL Financial
Q3 '16 data as of 9/30/16

Simmons First National Corporation

NASDAQ-GS: SFNC

# *Acquisition of*
# *First Texas BHC, Inc.*

Southwest Bank

January 23, 2017